[Patterson, Belknap, Webb & Tyler LLP Letterhead]

September 23, 2005

Ms. Cecilia D. Blye
Office of Global Security Risk
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	The Princeton Review, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-32469

Dear Ms. Blye:

                    On behalf of The Princeton Review, Inc. (referred to in this letter as the “company”), we hereby submit pursuant to Rule 101 of Regulation S-T under the Securities Act of 1933 and the Securities and Exchange Commission’s EDGAR program the company’s response to the Staff’s comments regarding the above referenced Annual Report on Form 10-K.  We have set forth below a response to the items set forth in your September 15, 2005 letter.  The company has authorized us to make the various factual representations contained in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

                    The company does not conduct any direct operations in Syria.  The company is party to a franchise agreement pursuant to which an individual resident in Damascus, Syria provides test preparation courses and tutoring services under the Princeton Review brand in U.S. standardized post-secondary admissions tests, such as the SAT and GMAT.  The company entered into this franchise agreement in February 2004, and the franchisee first offered courses in the summer of 2005.

                    Under the franchise agreement, the franchisee is obligated to pay the company a royalty service fee of 8% of the gross revenue collected by the franchised business and a per student fee for use by its students of the company’s online supplemental course tools.  From time to time, this independent franchisee may also purchase from the company course materials to be used in conducting its classes.

                    To date, the company has recognized $30,000 in revenue from this franchisee, which constitutes the initial franchise fee under the franchise agreement, and less than $600 in revenue from sales of course materials.  The company has not yet recognized any royalties from this franchisee and expects that for the next several years, the company will recognize less than $10,000 per year in total revenue, including royalties and revenue from sales of course materials.  The company does not consider the Syrian franchisee’s operations to be material to the company’s business in either quantitative terms or in terms of potential impact on the company’s reputation.  The company does not consider such operations to constitute a material investment risk for its security holders.

                    The company believes, based upon advice of counsel, that its business relationship with an independent franchisee in Syria is not in violation of the Syrian Sanctions Regulations imposed by the U.S. Treasury Department’s Office of Foreign Assets Control or Executive Order 13338, May 11, 2004 (Blocking Property of Certain Persons and Prohibiting the Export of Certain Goods to Syria). The company believes that the sale of educational texts to a franchisee in Syria is consistent not only with the applicable regulations, but broader U.S. policy supporting the unfettered flow of information and informational materials.

                    The company does not have any current plans, understandings or agreements to sell franchises in other countries currently identified by the U.S. State Department as state sponsors of terrorism.

                    The company also acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the above referenced Annual Report on Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced Annual Report on Form 10-K; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    I trust this letter answers your questions and comments.  We would appreciate receiving any further comments at the Staff’s earliest convenience.  If you have any questions regarding any of these matters, please contact the undersigned at (212) 336-2849 or Alexander Shapiro, Esq. at (212) 336-2935.

Very truly yours,

/s/ John P Schmitt

John P. Schmitt

cc:	Larry Spirgel
Carlos Pacho
Terry French
Division of Corporation Finance
John S. Katzman
Margot Lebenberg
Andrew Bonanni
Stephen Melvin
Alexander Shapiro

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